UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Emerge Energy Services LP

(Name of Issuer)
Ordinary shares, $.001 par value per share

(Title of Class of Securities)
N/A

(CUSIP Number)

December 20, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	SCHEDULE 13G	Page 2 of 12 Pages

1		NAME OF REPORTING PERSONS Oak Hill Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 28,823,577
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 28,823,577
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,823,577
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.3%
12		TYPE OF REPORTING PERSON PN

CUSIP No. N/A	SCHEDULE 13G	Page 3 of 12 Pages

1		NAME OF REPORTING PERSONS OHA Emerge Equity BL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,061,209
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,061,209
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,061,209
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.2%
12		TYPE OF REPORTING PERSON CO

CUSIP No. N/A	SCHEDULE 13G	Page 4 of 12 Pages

1		NAME OF REPORTING PERSONS OHA (UK) LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,321,189
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,321,189
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,321,189
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12		TYPE OF REPORTING PERSON CO

CUSIP No. N/A	SCHEDULE 13G	Page 5 of 12 Pages

1		NAME OF REPORTING PERSONS Oak Hill Advisors GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 28,823,577
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 28,823,577
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,823,577
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.3%
12		TYPE OF REPORTING PERSON PN

CUSIP No. N/A	SCHEDULE 13G	Page 6 of 12 Pages

1		NAME OF REPORTING PERSONS Oak Hill Advisors MGP, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 28,823,577
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 28,823,577
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,823,577
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.3%
12		TYPE OF REPORTING PERSON CO

CUSIP No. N/A	SCHEDULE 13G	Page 7 of 12 Pages

1		NAME OF REPORTING PERSONS Glenn R. August
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 28,823,577
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 28,823,577
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,823,577
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.3%
12		TYPE OF REPORTING PERSON IN

CUSIP No. N/A	SCHEDULE 13G	Page 8 of 12 Pages

Item 1.	(a) Name of Issuer

Emerge Energy Services LP

Item 1.	(b) Address of Issuer’s Principal Executive Offices

6500 West Freeway, Suite 800

Fort Worth, TX 76116

Item 2.	(a) Names of Person Filing:

Oak Hill Advisors, L.P.

OHA Emerge Equity BL, LLC

OHA (UK) LLP

Oak Hill Advisors GenPar, L.P.

Oak Hill Advisors MGP, Inc.

Glenn R. August

Item 2.	( b) Address of Principal Business Office:

The principal office of each reporting person other than OHA (UK) LLP is:

1114 Avenue of the Americas, 27th Floor

New York, NY 10036

The principal business office of OHA (UK) LLP is:

45 Pall Mall, 4th Floor

London, England SW1Y 5JG

Item 2.	( c) Citizenship:

Oak Hill Advisors, L.P. and Oak Hill Advisors GenPar, L.P. are Delaware limited partnerships.

OHA Emerge Equity BL, LLC is a Delaware limited liability company.

OHA (UK) LLP is a United Kingdom limited liability partnership.

Oak Hill Advisors MGP, Inc. is a Delaware corporation.

Glenn R. August is a United States citizen.

Item 2.	(d) Title of Class of Securities

Ordinary shares, $.001 par value per share (the “Common Stock”)

Item 2.	(e) CUSIP No.:

N/A

CUSIP No. N/A	SCHEDULE 13G	Page 9 of 12 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. N/A	SCHEDULE 13G	Page 10 of 12 Pages

Item 4. Ownership

The amount beneficially owned by each Reporting Person is determined based on 123,941,380 shares of Common Stock outstanding as of December 30, 2019, as the Issuer reported in its Form 8-K filed with the SEC on December 30, 2019.

Oak Hill Advisors, L.P. ("OHA")

OHA is an advisor to client accounts (directly or indirectly through a subsidiary) which own, in the aggregate, 28,823,577 shares of Common Stock which represents approximately 23.26% of the issued and outstanding shares of Common Stock. As an advisor to the client accounts, OHA may be deemed to beneficially own the shares of Common Stock owned by the client accounts. As an advisor to the client accounts, OHA may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Stock owned by the client accounts.

OHA Emerge Equity BL, LLC ("OHA Emerge Equity BL")

OHA Emerge Equity BL is a special purpose investment vehicle wholly owned by client accounts. The vehicle owns, in the aggregate, 20,061,209 shares of Common Stock which represents approximately 16.19% of the issued and outstanding shares of Common Stock. As a vehicle for the client accounts, OHA Emerge Equity BL may be deemed to beneficially own the shares of Common Stock owned by the client accounts. As a vehicle for the client accounts, OHA Emerge Equity BL may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Stock owned by the client accounts.

OHA (UK) LLP ("OHA UK")

OHA UK is an indirectly majority owned subsidiary of OHA. OHA UK is an advisor to certain client accounts which own, in the aggregate, 7,321,189 shares of Common Stock which represents approximately 5.91% of the issued and outstanding shares of Common Stock. As an advisor to the client accounts, OHA UK may be deemed to beneficially own the shares of Common Stock owned by the client accounts. As an advisor to the client accounts, OHA UK may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Stock owned by the client accounts.

Oak Hill Advisors GenPar, L.P. ("OHA GenPar")

OHA GenPar is the general partner of OHA. As the general partner of OHA, OHA GenPar may be deemed to beneficially own the shares of Common Stock beneficially owned by OHA. As the general partner of OHA, OHA GenPar may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Stock beneficially owned by OHA.

Oak Hill Advisors MGP, Inc. ("OHA MGP")

OHA MGP is the managing general partner of OHA GenPar. As the managing general partner of OHA GenPar, OHA MGP may be deemed to beneficially own the shares of Common Stock beneficially owned by OHA GenPar. As the managing general partner of OHA GenPar, OHA MGP may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Shares beneficially owned by OHA GenPar.

Mr. August

OHA, OHA Emerge Equity BL, OHA UK, OHA GenPar and OHA MGP are managed or otherwise controlled directly or indirectly by Mr. August.

Each reporting person disclaims beneficial ownership of all shares of the Common Stock in excess of his pecuniary interests, if any, and this report shall not be deemed an admission that any reporting person is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

Not Applicable.

CUSIP No. N/A	SCHEDULE 13G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2020

Oak Hill Advisors, L.P.

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory

OHA Emerge Equity BL, LLC

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory

OHA (UK) LLP

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory

Oak Hill Advisors GenPar, L.P.

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory

Oak Hill Advisors MGP, Inc.

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory

Glenn R. August

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory

CUSIP No. N/A	SCHEDULE 13G	Page 12 of 12 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 28, 2020

Oak Hill Advisors, L.P.

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory

OHA Emerge Equity BL, LLC

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory

OHA (UK) LLP

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory

Oak Hill Advisors GenPar, L.P.

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory

Oak Hill Advisors MGP, Inc.

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory

Glenn R. August

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory